EXHIBIT C

Press Release No. 05-09
METALLICA RESOURCES ANNOUNCES SECOND QUARTER RESULTS
August 11, 2005, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its second quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results are available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.
   Selected Financial Data (unaudited)

	Three	Three
	Months	Months	Six Months	Six Months
	Ended June	Ended June	Ended June	Ended June
	30, 2005	30, 2004	30, 2005	30, 2004

Net loss	$(993,277)	$(1,174,302)	$(1,720,173)	$(1,863,888)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.02)

Cash flows from (used in) operating activities	(623,561)	17,464	(439,330)	(925,052)
Cash flows from (used in) investing activities	(1,674,207)	(4,336,772)	(3,216,707)	(15,659,010)
Cash flows from (used in) financing activities	129,899	—	136,756	(5,548,355)
Foreign exchange (loss) gain or foreign cash held	(320,809)	(895,249)	(683,020)	(1,483,152)

Increase (decrease) in cash and cash equivalents	$(2,488,678)	$(5,214,557)	$(4,202,301)	$(23,615,569)

	June 30,	December 31,
	2005	2004

Current assets:
Cash	$37,646,685	$41,848,986
Value-added tax and other current assets	526,481	640,244

Total current assets	38,173,166	42,489,230
Mineral properties and deferred expenditures	51,650,191	47,355,378
Fixed assets and other assets	413,973	448,492

Total assets	$90,237,330	$90,293,100

Current liability:
Accounts payable and accrued liabilities	$1,868,371	$738,384

Asset retirement obligation	213,163	203,818

Total liabilities	2,081,534	942,202

Shareholders’ equity:
Share capital	107,809,242	107,661,917
Contributed surplus	1,484,464	—
Warrants	5,889,375	7,373,839
Stock options	1,420,902	1,043,156
Deficit	(28,448,187)	(26,728,014)

Total shareholders’ equity	88,155,796	89,350,898

Total liabilities and shareholders’ equity	$90,237,330	$90,293,100

The Company reported a loss of $0.99 million ($0.01 per share) for the three months ended June 30, 2005 as compared to a loss of $1.17 million ($0.01 per share) for the three months ended June 30, 2004.
The Company reported a loss of $1.72 million ($0.02 per share) for the six months ended June 30, 2005 as compared to a loss of $1.86 million ($0.02 per share) for the six months ended June 30, 2004.
The Company’s cash and cash equivalents decreased by $2.49 million for the three months ended June 30, 2005 as compared to a decrease in cash and cash equivalents of $5.21 million for the three months ended June 30, 2004. The $2.72 million decrease in 2005 cash outflows is primarily due to a decrease in expenditures on mineral properties and deferred costs in the current period of $2.65 million, which principally results from a suspension of construction activities at the Cerro San Pedro project in June 2004. Construction of the Cerro San Pedro mine was suspended in June 2004 pending resolution of various permitting and other issues involving the project. As of August 11, 2005, construction of the mine has not recommenced. The Company is pursuing various legal and administrative remedies in order to recommence construction at Cerro San Pedro; however, there are no assurances that the Company will be successful in these efforts.
The Company’s cash and cash equivalents decreased by $4.20 million for the six months ended June 30, 2005 as compared to a decrease in cash and cash equivalents of $23.62 million for the six months ended June 30, 2004. The $19.42 million decrease in 2005 cash outflows primarily results from payments in 2004 to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty totaling $13.25 million, and a decrease in expenditures on mineral properties and deferred costs in the current period of $4.95 million due to the suspension of construction activities the at the Cerro San Pedro project in June 2004.
The Company had working capital of $36.08 million at June 30, 2005 as compared to working capital of $41.75 million at December 31, 2004. The $5.67 million decrease in working capital primarily results from additions to mineral properties and deferred expenditures on the Company’s exploration and development projects, principally the Cerro San Pedro and Rio Figueroa projects, totaling $4.29 million
Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding, approximately $37 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com
ON BEHALF OF THE BOARD OF DIRECTORS
Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.
THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.